Filing by AIM Sector Funds (Invesco Sector Funds) pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Companies:
AIM Equity Funds (Invesco Equity Funds)
(SEC File No. 811-01424)
AIM Investment Funds (Invesco Investment Funds)
(SEC File No. 811-05426)
AIM Sector Funds (Invesco Sector Funds)
(SEC File No. 811-03826)
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)
(SEC File No. 811-07890)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
(SEC File No. 811-07452)

Invesco Product Line Reorganization
Important Target Dates
▪	Week of Jan. 19, 2012

Proxy mailing to shareholders begins

▪	April 2, 2012

Shareholder meeting

▪	April 30, 2012

Anticipated close
(Prior to open of business)
After careful consideration, the Invesco Funds Board of Trustees has approved reorganizations of our U.S. mutual fund lineup — pending shareholder approval — to reduce overlap and enhance efficiency across our product offerings. Proxy statements outlining the proposals will be mailed to shareholders of record in January 2012. The record date for the proxy was Jan. 4, 2012.
In support of this initiative, the proxy solicitor, Computershare Fund Services, may contact shareholders of the affected funds by telephone and/or mail and encourage them to vote their shares. The chart below identifies the funds involved in the reorganizations.

Proposed Fund
Reorganizations
Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol

Invesco Commodities Strategy Fund			Invesco Balanced-Risk Commodity Strategy Fund
Class A Shares	00141V622	COAAX	Class A Shares	00888Y102	BRCAX
Class B Shares	00141V614	COAHX	Class B Shares	00888Y201	BRCBX
Class C Shares	00141V598	COACX	Class C Shares	00888Y300	BRCCX
Class R Shares	00141V580	COARX	Class R Shares	00888Y409	BRCRX
Class Y Shares	00141V572	COAIX	Class Y Shares	00888Y508	BRCYX
Institutional Class Shares	00141V564	COAJX	Institutional Class Shares	00888Y607	BRCNX

Invesco U.S. Mid Cap Value Fund			Invesco Van Kampen American Value Fund
Class A Shares	00142F220	MMCAX	Class A Shares	00143M844	MSAVX
Class B Shares	00142F212	MMCDX	Class B Shares	00143M836	MGAVX
Class C Shares	00142F196	MMCCX	Class C Shares	00143M828	MSVCX
Class Y Shares	00142F188	MPMVX	Class Y Shares	00143M794	MSAIX
			Class R Shares	00143M810	MSARX
			Institutional Class Shares	00143M786	MSAJX

Proposed Fund
Reorganizations
Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol

Invesco High Income Municipal Fund			Invesco Van Kampen High Yield Municipal Fund
Class A Shares	001419506	AHMAX	Class A Shares	001419688	ACTHX
Class B Shares	001419605	AHMBX	Class B Shares	001419670	ACTGX
Class C Shares	001419704	AHMCX	Class C Shares	001419662	ACTFX
Class Y Shares	001419852	AHMYX	Class Y Shares	001419654	ACTDX
Institutional Class Shares	001419860	AHMIX	Institutional Class Shares	001419464	ACTNX[1]

Invesco Capital Development Fund			Invesco Van Kampen Mid Cap Growth Fund
Class A Shares	001413863	ACDAX	Class A Shares	00143M596	VGRAX
Class B Shares	001413848	ACDBX	Class B Shares	00143M588	VGRBX
Class C Shares	001413822	ACDCX	Class C Shares	00143M570	VGRCX
Class R Shares	001413459	ACDRX	Class R Shares	00143M562	VGRRX
Class Y Shares	00141B105	ACDYX	Class Y Shares	00143M554	VGRDX
Institutional Class Shares	001413483	ACDVX	Institutional Class Shares	00143M547	VGRJX
Investor Class Shares	001413210	ACDIX	Class A Shares	00143M596	VGRAX

Invesco V.I. Leisure Fund			Invesco Van Kampen V.I. Capital Growth Fund
Series I	008892366		Series I	00888X799
Series II	008892358		Series II	00888X781

Invesco V.I. Capital Appreciation Fund			Invesco Van Kampen V.I. Capital Growth Fund
Series I	008892101		Series I	00888X799
Series II	008892754		Series II	00888X781

Invesco V.I. Capital Development Fund			Invesco Van Kampen V.I. Mid Cap Growth Fund
Series I	008892853		Series I	00888X591
Series II	008892747		Series II	00888X583
Contact us
Should you have questions, please contact your financial advisor for more information. For more information, financial professionals should contact Invesco at:

National Wirehouse	Independent Advisor	Institutional and Insurance Sales
800 998 4246	800 337 4246	800 410 4246

Regional Broker Dealer	Retirement Division	Registered Investment Adviser
800 421 0807	800 370 1519	800 421 4023

Client Services	Closed-End Funds	Global Cash Management
800 959 4246	800 341 2929	800 659 1005, option 2

1	Please note that the symbol for Institutional Class Shares of Invesco Van Kampen High Yield Municipal Fund is proposed.

Explore Intentional Investing with InvescoSM
Intentional InvestingSM is the science and art of investing with purpose, prudence and diligence. It’s the philosophy that forms the foundation of our “investors-first” approach, exemplified by our:

Commitment to	Depth of investment	Organizational
investment excellence	capabilities	strength
We believe high-quality results	Our wide range of investment	As an independent firm, our global
begin with specialized insight	capabilities is designed to support	organization is solely focused on
and disciplined oversight.	a variety of financial objectives.	investment management.

About risk
See prospectus and shareholder reports for complete details about the risks associated with each fund.

Where to find additional information
Each fund listed above as an Acquiring Fund will file with the Securities and Exchange Commission (the SEC) definitive proxy materials that will include a prospectus for the Acquiring Fund and a proxy statement for each applicable Target Fund. All Target Fund shareholders are advised to read the definitive proxy statements in their entirety when they become available because they will contain important information regarding the funds, the board’s considerations in recommending the reorganizations, the identity of the participants in the solicitation, and a description of any interest of those persons in the transactions and related matters.
Definitive proxy statements are expected to be mailed to fund shareholders during the first half of 2012. Shareholders may obtain a free copy of the definitive proxy statements when available, along with other documents filed by the funds with the SEC, at the SEC’s website at http://www.sec.gov. In addition, copies of the definitive proxy statements, once available, may be obtained, free of charge, by directing a request to Invesco via mail to 11 Greenway Plaza, Suite 2500, Houston, TX 77046 or via phone to 800 959 4246.
Each fund also files annual and semiannual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by a fund at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1 800 SEC 0330 for further information on the public reference room. Filings made with the SEC by a fund are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
The foregoing is not an offer for sale of any security or a solicitation of any proxy.

NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE
Before investing, investors should carefully read the prospectus and/or summary prospectus and carefully consider the investment objectives, risks, charges and expenses. For this and more complete information about the fund(s), investors should ask their advisers for a prospectus/summary prospectus or visit invesco.com/fundprospectus.
invesco.com/us                      IFPA-FLY-3-E           01/12                     442                                          Invesco Distributors, Inc.